SEPTEMBER 30, 2005

DYNAMIC OIL & GAS, INC. CLOSES TRANSACTION

Dynamic Oil & Gas, Inc. (“Dynamic”) (TSX: DOL; NASDAQ: DYOLF) is pleased to announce that it has completed the Plan of Arrangement (the “Plan”) announced July 21, 2005, whereby Sequoia Oil & Gas Trust ("Sequoia") (TSX: SQE.UN) acquired all of the outstanding shares of Dynamic including its Alberta oil and natural gas assets. Dynamic has reorganized all of its British Columbia and Saskatchewan oil and natural gas assets into a new exploration company named Shellbridge Oil & Gas, Inc (“Shellbridge”). Dynamic shares will cease to trade on the NASDAQ Small Cap market effective at market close on September 30, 2005 and it is expected that the Dynamic shares will cease to trade on the TSX effective at market close on October 4, 2005.

Shellbridge shares are expected to be listed and posted for trading on the TSX on or about October 5, 2005 under the symbol SHB.

As a result of the Plan, each Dynamic shareholder will receive $1.71 in cash and one share of Shellbridge for each share they hold of Dynamic common stock.

Wayne Babcock, President and CEO of Dynamic, stated, “Shareholder approval for the transaction was overwhelming, in excess of 98%. We believe this transaction represents an excellent opportunity to realize value for Dynamic shareholders. In addition to receiving a cash payment, Dynamic shareholders will receive shares in a new, focused junior oil and natural gas producer with a balanced portfolio that includes a blend of heavy oil development in Saskatchewan and exploration upside potential for new natural gas discoveries in both British Columbia and Saskatchewan."

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS , ANTICIPATES , BELIEVES , ESTIMATES , EXPECTS , HOPES , INTENDS, PLANS , PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD -LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MARCH 31, 2005.".

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia	Canada V6X 3C6	1
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com	Website: www.dynamicoil.com